Filed by SCM Microsystems, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Act of 1934
Subject Company: Hirsch Electronics Corp.
Filer No. 000-29440
[The following message was sent to shareholders of Hirsch Electronics on December 10, 2008 by Larry Midland, president of Hirsch Electronics]
December 10, 2008
Dear Hirsch Shareholder:
I have some exciting news to share with you!
Hirsch has entered into a merger agreement, subject to shareholder approval, with SCM Microsystems, website www.SCMmicro.com.
SCM is a global market leader in the design and manufacture of “smart” technologies — smart card readers and terminals, integrated circuits (ICs; i.e., smart chips), and smart contactless devices — for logical access (i.e., computer log-on and network access), e-passports, e-health, national ID cards, secure banking, mass transit payment, and many other applications.
The merger of Hirsch and SCM will create a powerhouse enterprise offering converged solutions for physical and logical security.
The timing is opportune. The market demand for converged security solutions utilizing smart cards and smart chip-enabled products is at an all time high and is expected to continue rapid growth.
SCM is a public company traded on the U.S. NASDAQ and the Frankfurt Prime Standard stock markets. They reported revenues of approximately $30 million in 2007 and have approximately 150 employees. Being about the same size as Hirsch, the agreement represents a merger of equals.

The deal, if approved by shareholders and regulators, will be executed by SCM acquiring 100% of Hirsch shares with a combination of cash, stock and stock warrants.
I believe this is an excellent opportunity for Hirsch investors not only to obtain cash for their Hirsch shares, but also to acquire shares of an established public company which will be uniquely positioned to exploit the potentially explosive growth of the worldwide smart card and smart-chip enabled device market. The transaction also provides shareholders with the liquidity of publically traded stock and access to public equity listings for future liquidity, price discovery and transparency.
The press release announcing our proposed merger is enclosed. Additionally, a joint proxy statement/information statement is being prepared and will be sent to SCM and Hirsch shareholders in the coming months, after which both companies’ shareholders will be asked to vote on the proposed merger.
I’ll keep you up to date as additional information becomes available. In the meantime, as I’m sure you understand, we must abide by the rules governing mergers and acquisitions for public corporations, and must restrict the information we provide to that which has been filed with the SEC and thus made publicly available.
In closing, I am excited to share this information with you, because I believe this merger aligns exceptionally well with the desires expressed by Hirsch shareholders.
Best regards,
Larry Midland
Chairman & President
Other important information:
THIS COMMUNICATION IS FOR INFORMATION PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.
SECURITY HOLDERS OF SCM MICROSYSTEMS AND HIRSCH ELECTRONICS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/INFORMATION STATEMENT AND PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

In addition to the documents described above, SCM files annual, quarterly and current reports, proxy statements and other information with the SEC. Security holders will be able to obtain free copies of the Registration Statement and the joint proxy statement/information statement and prospectus (when available) and other documents filed by SCM with the SEC at the SEC’s website at www.sec.gov or at SCM’s website at www.scmmicro.com.
SCM and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SCM stockholders in respect of the proposed transaction. A description of direct and indirect interests, by security holdings or otherwise, of the directors and executive officers of SCM is set forth in SCM’s proxy statement for its 2008 annual meeting, which was filed with the SEC on April 29, 2008. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the proposed merger and a description of their interests will be contained in the definitive joint proxy statement/information statement and prospectus and other relevant materials to be filed with the SEC. Copies of these documents maybe obtained free of charge from the SEC’s website at www.sec.gov or from SCM’s website at www.scmmicro.com.
Forward Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include, without limitation, our statements contained above regarding the merger agreement, including potential benefits and synergies of the merger for both companies such as: creating a powerhouse enterprise in the physical and logical access markets, the ability of the combined company to exploit expected growth in the worldwide smart card and smart-chip enabled device market; and any statements about the benefits of the business combination transaction and other statements that are not historical facts. These statements involve risks and uncertainties that could cause actual results and events to differ materially, including the future business and financial performance of SCM and Hirsch, the failure of stockholders to approve the transaction, the risk that the businesses will not be integrated successfully; the risk that the synergies from the transaction may not be fully realized or may take longer to realize than expected, disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers, competition and its effect on pricing, spending, third-party relationships and revenues and the possibility that the closing of the merger may be delayed, or that the merger may not close. For a discussion of further risks and uncertainties related to SCM’s business, please refer to our public company reports and the Risk Factors enumerated therein, including our Annual Report on Form 10-K for the year ended December 31, 2007 and subsequent reports, filed with the SEC. SCM undertakes no duty to update any forward-looking statement to reflect any change in SCM’s expectations or any change in events, conditions or circumstances on which any such statements are based.